SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (“Company”), in compliance with §4º of the article No 157 of the Law No 6.404, December 15, 1976, and with the Brazilian Securities Commission (“CVM”) Instruction nº 358/ 2002, as amended, informs its shareholders and the public that the Company’s Board of Directors has approved, on the meeting held on August 28, 2015, the 1st (first) issuance of non-convertible debentures, in a single series, unsecured, in the amount of  BRL1,000,000,000.00 (one billion reais), which will be subject to public offering with restricted placement efforts, under the CVM Instruction nº 476/2009, as amended, on a best efforts basis of placement (“Issuance”, “Debentures” and “Restricted Offering,” respectively).

The Issuance will take place under article 1, item I, of Law No. 12,431, of June 24, 2011, as amended, so that the resources raised by the Company with the Issuance, shall be exclusively invested in investment projects (including reimbursements, pursuant to the Law No 12.431), as to be described in the Indenture, included in the Company's investment plan (capex).

In addition, the Company's Executive Board were authorized to (i) engage the services providers of the Restricted Offer; and (ii) negotiate and establish the final terms and conditions of the Issuance documents, including the Company's obligations, Early Maturity Events (including the exceptions, cure deadlines, benchmarks, among others), and the declarations to be provided by the Company.

Additional information on the characteristics of the Debentures, the Restrict Offer and the Issuance, are contained in the Minutes of Company’s Board of Directors’ Meeting available on the SEC's website. The Indenture, when finished and executed, shall be also made available at the SEC’s website.

São Paulo, August 28, 2015.

Ambev S.A.

Nelson José Jamel

Chief Financial and Investor Relations Officer

The securities mentioned herein will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer